April 19, 2006

Mr. Don Reinhardt

Division of Corporate Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

RE:	Bedminster National Corp.
Registration Statement on Form SB-2

Post Effective Amendment No. 1

File No. 333-127329

Dear Mr. Reinhardt:

We represent Bedminster National Corp. (“Bedminster” or the “Company”). Per our conversation, this letter will confirm that Company filed the Post-Effective Amendment to its SB-2 to make the following changes in accordance with questions raised by the NASD in the filing of its 15c211:

1.

The Selling Shareholder Section has been revised to clarify that Deborah Salerno is not affiliated with a broker-dealer and is not employed at Westminster Securities. The SB-2 filing had incorrectly stated that she was affiliated with a broker-dealer and employed at Westminster Securities.

2.	The Plan of Distribution has been revised to disclose the following:

“Notwithstanding anything set forth herein, no NASD member will charge commissions that exceed 8% of the total proceeds of the offering”.

Please review the above and advise me accordingly.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN